November 18, 2021

Dear Shareholder,

Agility Multi-Asset Income Fund (the “Fund”) announced today that, as a result of the Federal holidays on November 11, 2021 and November 25, 2021, the Fund is correcting and extending the expiration date of its previously announced tender offer to purchase Shares (as defined hereafter) in the Fund (the “Offer”). As amended, the Offer, the proration period and withdrawal rights will now expire at 11:59 p.m., Eastern Time, on November 26, 2021, unless further extended or earlier terminated.

The Offer is in an amount up to approximately 25.00% of the net assets of the Fund (or approximately $33,000,000 as of August 31, 2021) from shareholders of the Fund (the “Shareholders”) at the net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender, after giving effect to all allocations), calculated as of the Valuation Date (as defined hereafter). As used in this Schedule TO, the term “Share” or “Shares” refers to the Shares of beneficial interest in the Fund and/or portions thereof that constitute the two classes of Shares offered by the Fund designated as Class A Shares and Class I Shares, that are tendered by Shareholders pursuant to the Offer, and includes all or some of a Shareholder’s Shares as the context requires. December 31, 2021, or at a later date determined by the Fund if the Offer is extended, is the “Valuation Date.”

Tenders of Shares must be made prior to the expiration of the Offer and may be withdrawn at any time prior to the expiration of the Offer. Shareholders wishing to tender their Shares may do so by complying with the procedures set forth in the Offer to Purchase for tendering. Payments of the tender consideration for the Shares validly tendered and not withdrawn on or prior to the expiration date and accepted for purchase will be made promptly after the expiration date.

The Fund’s Administrator, UMB Fund Services has advised the Fund that, as of 5:00 p.m., Eastern Time, on November 17, 2021, an aggregate of 1,554 Shares were properly tendered and not properly withdrawn.

Pursuant to the Offer, the Fund’s Shareholders may tender all or a portion of their Shares. Shareholders will receive the purchase price in cash, subject to applicable fees, withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased, subject to the conditions of the Offer. Full details of the terms and conditions of the Offer are included in the Fund’s Offer to Purchase and in the Form of Letter of Transmittal relating to the Offer, as amended, that has been filed with the U.S. Securities and Exchange Commission (the “SEC”). Except as described in this news release, the terms of the Offer remain the same as set forth in the Offer to Purchase and in the Form of Letter of Transmittal.

The Fund’s Board of Trustees has authorized the Offer. However, neither the Fund nor the Fund’s Board of Trustees makes any recommendation to Shareholders as to whether to tender or refrain from tendering their Shares. No person is authorized to make any such recommendation.

Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender. In doing so, Shareholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Form of Letter of Transmittal (as amended or supplemented), including the purposes and effects of the Offer. Shareholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

IMPORTANT INFORMATION ABOUT TENDER OFFER

This letter is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Shares of the Fund. The Offer is being made solely pursuant to the Offer to Purchase and the related Form of Letter of Transmittal, as amended or supplemented. Shareholders and investors are urged to read the Fund’s tender offer statement on Schedule TO filed on October 28, 2021 with the SEC in connection with the Offer, which includes as exhibits the Cover Letter to Offer to Purchase and Letter of Transmittal, Offer to Purchase, Form of Letter of Transmittal, Form of Notice of Withdrawal of Tender and other offer materials, as well as the amendment to the Schedule TO filed on November 18, 2021 with the SEC and any further amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain them for free, upon request, by calling (888) 449-4909 or from the SEC at its website (www.sec.gov).